Mail Stop 4561

January 29, 2009

Lawrence D. Bain
President and Chief Executive Officer
ProLink Holdings Corp.
410 South Benson Ln.
Chandler, Arizona 85224

>   **Re: ProLink Holdings Corp.**
>   **Registration Statement on Form S-1**
>   **Filed December 31, 2008**
>   **File No. 333-156536**

Dear Mr. Bain:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on pages 6, 15, 30, and 33 of your Form S-1 that your products have been distributed in the Middle East, a region that is generally understood to include Iran, Syria, and Sudan. Also, we are aware of a November 2008 news report that your President publicly stated that you would announce new distribution partnerships in several countries in the Middle East, including Sudan. Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent

of your past, current, and anticipated contacts with those countries, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. On pages 1-4 and elsewhere in your Form S-1, you describe the GPS golf course management systems and software and associated services you provide to your customers. GPS equipment and components are included in the Department of Commerce's Commerce Control List. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided or intend to provide, directly or indirectly, into Iran, Sudan, or Syria have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

3. Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ryan Houseal, Attorney Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

cc: Via Facsimile: (212) 983-3115
        Kenneth Koch, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.